SEC

19010305

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VIANT CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 WASHINGTON STREET, SUITE 325
(No. and Street)

SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEANNETTE GASTON (973) 291-8591
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, #460 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

SEC Mail Processing
MAR 18 2019
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, Scott Taylor Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VIANT CAPITAL, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 15th day of MARCH, 2019, by SCOTT TAYLOR SMITH proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature

Notary Public

Signature

Partner & Managing Director
Title

ANTONIO LOCATELLI
Commission # 2138154
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Management Statement regarding Compliance with the Exemption Provision for Rule 15c3-3.
- ☑ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIANT CAPITAL LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2018

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Viant Capital, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Viant Capital, LLC (the "Company") as of December 31, 2018, and the related statements of income, changes in company equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles of the United States of America (GAAP).

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Engagement Partner Disclosure
The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2001.

Other Information
The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 14, 2019

VIANT CAPITAL LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$	371,591
Investments, at fair value		27,165
Accounts receivable		58,800
Prepaids and deposits		23,580
Warrants (note 7)		1,795,240
Other investments		135,300
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $232,195		4,733
Total Assets	$	2,416,409

LIABILITIES AND COMPANY EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	87,301
Deferred revenue		45,000
Total Liabilities		132,301
Company equity:		
Contributed capital, net of accumulated withdrawals		(10,308,342)
Cumulative earnings		12,592,450
Total Company equity		2,284,108
Total Liabilities and Company Equity	$	2,416,409

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Income
For the Year Ended December 31, 2018

Revenue		
Retainers and success fees	$	1,895,495
Investment income (loss)		1,298,509
Total revenue		3,194,004
Expenses		
Payroll Related expenses		405,705
Commission expense		1,260,140
Rent, net of subtenants		244,168
Insurance		125,393
Professional fees:		
Computer support		53,510
Tax and Accounting		61,263
Compliance		53,529
Legal		5,477
Bad debt expense		23,567
Regulatory fees		19,330
Telephone and communication		27,080
Subscriptions and data services		1,780
State taxes		7,734
Local taxes		2,192
Depreciation and amortization		2,697
Office expenses		17,256
Total expenses		2,310,821
Net income	$	883,183

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Changes in Company Equity
For the Year Ended December 31, 2018

	Contributed Capital, net	Accumulated Earnings	Total
Balance - December 31, 2017	$ (9,283,342)	$11,709,267	$ 2,425,925
Net income	-	883,183	883,183
Member Contribution	-	-	-
Members Distributions	(1,025,000)	-	(1,025,000)
Balance - December 31, 2018	$(10,308,342)	$12,592,450	$ 2,284,108

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 883,183
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	2,697
Unrealized gain on investments	(1,261,429)
Changes in and liabilities:	
(Increase) decrease in operating assets	
Decrease in accounts receivable	281,297
Decrease in lease deposits and prepaid expenses	29,872
Increase (decrease) in operating liabilities	
Increase in accounts payable and accrued liabilities	43,157
Increase in deferred revenue	45,000
Net cash provided by (used in) operating activities	23,777
Cash flows from investing activities:	
Additions to fixed assets	-
Purchase of other investments	-
Investment proceeds, net	
Net cash provided by (used in) investing activities	-
Cash flows from financing activities:	
Member contributions	-
Members distributions	(1,025,000)
Net cash provided by (used in) financing activities	(1,025,000)
Net decrease in cash	(1,001,223)
Cash at beginning of year	1,372,814
Cash at end of year	$ 371,591
Supplemental disclosure:	
State income taxes paid	$ 300

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Viant Capital, LLC (the "Company"), a subsidiary of Viant Group, LLC (the "Parent"), was incorporated February 3, 1999, and began business June 15, 1999. The Company is registered as a broker dealer in securities under the Securities Exchange Act of 1934.

The Company acts as a placement agent for venture capital financing, underwrites securities transactions, and provides mergers and acquisition advice.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Warrants

As part of the normal course of business, the Company receives stock warrants in private companies as part of its contractual agreements. These warrants have little, if any, value upon the signing of the agreement. When (and if) the companies mature, and a foreseeable market becomes available, a value would be assigned to the warrant.

Fair Value Measurements

Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

U. S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in it entirety.

1. General Information and Summary of Significant Accounting Policies (Continued)

The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.

Level 3 - Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment). See note 7, Restricted Securities, for additional information.

Cash and cash equivalents
The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

At December 31, 2018, the cash balance was held in two banks.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-l).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately .52 to 1 at December 31, 2018. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2018, the Company had net capital as defined of $256,479, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. *Lease Commitment*

The rent for 2018 was $244,168, which was net of subtenant rents of $73,987. The following are terms of the lease amendment signed in April of 2010. The amendment includes an additional 2,748 expansion space on the 4th floor in addition to the current 6115 sq ft on the 3rd floor at 500 Washington Street. A second lease amendment was signed in February 2016, which includes an extension term with a commencement date of December 2016 through November 2021.

500 Washington	***Gross Lease Amount 2018***	***Monthly Payment (Gross)***	***Sublease Payments 2018***	***Net Lease Payments 2018***
September 2013 to November 2021	*$318,155*	*$26,550*	*$73,987*	*$244,168*

The Company has an operating lease commitment on the office space for 2019 of $321,115. The Company has entered into a sublet agreement as sublessor, with commitments from the subtenant on the sublease for 2019 of $109,200.

5. *Income Taxes*

There is no federal income tax liability for the Company at December 31, 2018. As a Limited Liability Company (LLC) the Company is a flow-through-entity similar to a partnership.

6. *Fixed Assets*

At December 31, 2018 the fixed assets were as follows:

Furniture and equipment	*$172,712*
Depreciation of furniture and equipment	*(167,979)*
Net furniture and equipment	*4,733*
Tenant improvements - Washington Street	*64,216*
Amortization of leasehold improvements	*(64,216)*
Net leasehold improvements	
Total fixed assets and leasehold improvements	*$ 4,733*

Furniture and equipment is depreciated on a straight-line basis over 3 - 7 years. The 2006 leasehold improvements were amortized over the term of the initial lease.

7. *Restricted Securities*

Fair value measurements
During the normal course of business, stock warrants are received for services performed by the Company.

The Company also invested in early stage private companies. The Company currently holds both common and preferred shares of stock of private companies that are executed but not readily marketable. At December 31, 2018, the Company had common stock in four private companies totaling $135,300. These private company investments would be deemed to be Level 3 due to the lack of significant observable inputs.

Warrants in Private Companies
The Company has warrants in various private companies. The estimated value of these warrants is $1,795,240 as of December 31st 2018. These warrants are classified as Level 3.

	Warrants and Options	Fair Market Value
Alight Inc.	143,000	$ 191,733
Cresco Labs, LLC	25,000	540,000
GrayMeta, Inc.	340,756	894,146
ForeLight Inc.	31,701	66,297
Point.io LLC	Conv. Note	50,000
Ardica Technologies, Inc.	NIA	40,697
Other Warrants	NIA	12,367
		$ 1,795,240

For more information on Level 1, 2 and 3 see the Summary of Significant Accounting Policies in Note 1.

8. *Subsequent Events*

Management has evaluated subsequent events through March 14, 2019, the date on which the financial statements were available to be issued. No additional adjustments or disclosures to the financial statements were deemed necessary.

9. *Recent Accounting Pronouncements*

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 and issued subsequent amendments to the initial guidance in August 2015, March 2016, April 2016, May 2016, December 2016, May 2017 and September 2017 within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-20, ASU 2017-10, ASU 2017-13 and ASU 2017-14, respectively (collectively, Topic 606). Topic 606 supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of Topic 606 is to recognize revenues

when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Topic 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation, among others. Topic 606 also provides guidance on the recognition of costs related to obtaining customer contracts. Topic 606 is effective for the Company's fiscal year ending December 31, 2018. The Company applied the retrospective method, which did not result in an adjustment to beginning balances. The Company has evaluated the impact that Topic 606 has on its financial position and results of operation and made an adjustment of $45,000 to reclassify income to deferred revenue.

In January 2016, the FASB issued ASU 2016-01 ("ASU 2016-01") regarding ASC Topic 825-10, Financial Instruments - Overall. *The amendments address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments, and require equity securities to be measured at fair value with changes in fair value recognized through net income. The amendments also simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment for impairment quarterly at each reporting period. The amendments in ASU 2016-01 are effective for the Company's current fiscal year. An entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, with prospective adoption of the amendments related to equity securities without readily determinable fair values existing as of the date of adoption. ASU 2016-01 did not have a material impact on its consolidated financial statements.*

In June 2016, the FASB issued ASU 2016–13, Measurement of Credit Losses on Financial Instruments ("ASU 2016–13"), which changes the recognition model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity debt securities, among others. ASU 2016–13 is required to be adopted using the modified retrospective method by January 1, 2020, with early adoption permitted. ASU 2016–13 will have applicability to our accounts receivable portfolio. At this time, we do not anticipate that the adoption of ASU 2016–13 will have a significant impact on our Financial Statements and related disclosures; however, we are currently in the early stages of evaluating the requirements and the period for which we will adopt the standard.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within ASU 2017-13 (collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 is effective for the Company's fiscal year ending December 31, 2020. The Company is currently evaluating the impact that Topic 842 will have on its financial position and results of operation.

VIANT CAPITAL LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018

Company equity		$ 2,419,108
Assets not allowed for net capital purposes:		
Accounts receivable	(58,800)	
Deposits and prepaid assets	(23,580)	
Warrants	(1,795,240)	
Other investments	(135,300)	
Net furniture and equipment	(4,733)	(2,017,653)
Haircut on trading and investment securities		(9,976)
		256,479 A
Minimum net capital required:		
Greater of 6-2/3% of aggregate indebtedness ($132,301) or $5,000		8,820
Net capital in excess of requirement		$ 247,659
Aggregate indebtedness (total liabilities)		$ 132,301 B
Ratio of aggregate indebtedness ($132,301) to net capital ($256,479)		.52 to 1

B A

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 101,366	$ 281,519	.36 to 1
Change in assets	-	5,895	
Change in liabilities	30,935	(30,935)	
Per statements as finalized	$ 132,301	$ 256,479	.52 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Viant Capital, LLC

We have reviewed management's statements, included in the accompanying Viant Capital, LLC Exemption Report, in which (1) Viant Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Viant Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Viant Capital, LLC stated that Viant Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Viant Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Viant Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2001.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 14, 2019

Viant Capital LLC
500 Washington St., Suite 325
San Francisco, CA 94111
Tel (415) 820-6100
Fax (415) 820-6101

Viant Group

Viant Capital, LLC Exemption Report

Viant Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers "). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under the following provisions of17 C.F.R. §240.15c3-3(k)(2)(i).
- The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Viant Capital, LLC

I, Scott Smith, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: CEO / Managing Director

Date: March 15, 2019

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
of Viant Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Viant Capital, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Viant Capital, LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Viant Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Viant Capital, LLC's management is responsible for Viant Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting an understatement in the assessment of $1,760;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 14, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*15*******2857*********************MIXED AADC 220
51602 FINRA DEC
VIANT CAPITAL LLC
500 WASHINGTON ST STE 325
SAN FRANCISCO, CA 94111-2947

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeannette Gaston (973)291-8591

2. A. General Assessment (item 2e from page 2) $ 2,996

B. Less payment made with SIPC-6 filed (exclude interest) (2,155)

07/25/2018
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 841

E. Interest computed on late payment (see instruction E) for ______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 841

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 841

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Viant Capital, LLC
(Name of Corporation, Partnership or other organization)

Jeannette Gaston
(Authorized Signature)

Dated the 24 day of January, 20 19.

FINOP / CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,997,268
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,997,268
2e. General Assessment @ .0015	$ 2,996 (to page 1, line 2.A.)